Filed by Annaly Capital Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hatteras Financial Corp.

File No.: 001-34030

Presentation for Annual Meeting May 2016

Safe Harbor This Presentation includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction with Hatteras, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond Annaly’s control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of Annaly to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including two-thirds of Hatteras’ common shares being validly tendered into the exchange offer; required regulatory approvals; business disruption following the merger; and the other risks and important factors contained and identified in Annaly’s and Hatteras’ filings with the Securities and Exchange Committee (“SEC”), such a s their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this Presentation are made only as of the date hereof. Annaly undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. This Presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and Hatteras has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HATTERAS SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HATTERAS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Hatteras common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159). 1

Annaly Capital Management, Inc.  Largest mREIT in the World – – PF Market Capitalization: $11.1 Billion PF Total Assets: $91 Billion Size Fixed Agency Floating – - - - - Agency ARMs Non-Agency Commercial RE Middle Market Lending  Most Diversified – – Non-Agency Commercial RE Strategy  Historically High Relative Yield Yield – NLY Dividend Yield(1): 11.0% PF Economic Leverage(2): 6.7x  Strong Balance Sheet – Liquidity – – – Significantly Lower Operating Costs Employee Stock Ownership Guidelines Share Repurchases Operations / Governance  Highly Scalable Platform  NLY Outperformed the S&P 500 by 443% (4) Performance – NLY Total Return since Inception: 643% – – – Over $13 Billion in Equity Capital Diversified Business Model Operational Efficiencies  Pre - Eminent Hybrid REIT Pro Forma Entity Source: Company filings as of Q1 2016, adjusted for bargain purchase gain based on March 31, 2016 valuation. Market data as of May 20, 2016. “PF” indicates that the metric is Pro Forma for the Hatteras transaction. 2 (1) (2) (3) (4) Dividend yield represents stock price as of May 20, 2016. Economic leverage includes net to-be-announced forward contracts (TBA) position. Repurchases as of April 28, 2016. Represents weekly total return of Annaly against the S&P 500 from Annaly’s inception (beginning on October 10, 1997) through May 20, 2016.

0 Annaly vs. Other Yield Investments =====================================.. 60.0% 40.0% 20.0% 17.0% 16.8% = loo .E -i l) 4.4% (0.3%) 0 f-" (20.0%) (22.3%) (40.0%) - Annaly-mREITs-Utilities MLPs - AssetManagers Ban ks S&P 3 Note: Market data from December31, 2013 to May 20, 2016. Source: Bloomberg. mREITs represent Bloomberg mREITindex. Utilities represents fue Russell3000 Utilities Index. MLPs represents fue Alerian MLP Index Asset Managers represents the S&P 500 Asset Management and Custody Bank Index. Banks represent fue KBW Bank Index. Annaly's current investment team has outperformed all yield options since 2014

Annaly vs. the VIX Index, the Sector and the Market , / 50.0% 60 ' ' ' ' ' / ' ' I ' \ 50 I I I I I 30.0% 40 1::: < 'X"""" .'E"' \l) p::: 30 '"""" =p... ..... 0 rtl X 10.0% 20 10 (10.0%) 0 Oct-14 Oct-15 Jan-14 Apr-14 Jul-14 Jan-15 Annaly-Apr-15 Jul-15 Jan-16 Apr-16 - VIX-mREIT Index S&P Source: Bloomberg. Weekly data from December31, 2013 until May 20, 2016. Note: mREITindex represents BBREMTG Index. S&P represents the SPX Index. 4 20.0% 40.0% I Amidst heightened volatility, Annaly has significantly outperformed the industry and the market overall

Mortgage REIT Industry Landscape Annaly’s pro forma market capitalization is 17x the median mREIT market cap $12,000 $11,000 $10,000 $9,000 $8,000 $7,000 $6,000 $5,000 $4,000 $3,000 $2,000 $1,000 $0 Agency Hybrid Commercial Source: Bloomberg mREIT Index (BBREMTG Index). Data as of May 20, 2016. Excludes targets of announced acquisitions. 5 Market Cap ($mm) PF NLY AGNC STWD NRZ TWO CIM BXMT MFA NRF CLNY IVR ARI CYS RWT PMT CMO STAR ARR MTGE NYMT ANH RSO MITT WMC ABR ACRE DX NCT RAS ORC ORM IMH EARN CHMI BMNM VRTB ORGN Market Cap Range # of Companies % of Total Market Cap Greater than $4bn 3 40.7% $2 - $4bn 6 30.1% $1 - $2bn 6 15.0% Less than $1bn 22 14.1% Current mREIT Total Market Cap: $54.1bn Pro Forma NLY as % of Total Market Cap: 20.4%

Diversified Business Model: $3 Trillion Market Opportunity Annaly is positioned as a permanent capital solution for the redistribution of MBS, residential credit, commercial real estate assets and institutional loans GSE (1) / Federal Reserve (2) CRE Maturities & New Originations(3) Institutional Loan Maturities $450 $250 $2,500 $2,368 Fed/GSE Run Off(1) $933bn CRE Maturities $1.3tn New Originations(4) $1.9tn Loan Maturities $410bn $2,219 $400 $203 $200 $2,000 $352 $1,901 $350 $333 $1,696 $1,522 $300 $150 $1,500 $248 $116 $250 $100 $194 $1,000 $200 $151 $60 $150 $50 $500 $21 $100 $10 – – $50 Source: JPMorgan, Federal Reserve Flow of Funds Report, Trepp, Goldman Sachs, LCD and Mortgage Bankers Association. Analytics provided by The YieldBook Software. Note: $3 trillion opportunity represents the sum of Fed and GSE runoff, CRE maturities and institutional loan maturities. Excludes new CRE originations. 6 (1) (2) (3) (4) Retained portfolios include both MBS and unsecuritized loans and represent roughly 15% annual declines (as targeted in the Senior Preferred Stock Purchase Agreement). Current Fed holdings as of March 18, 2016. Future Fed holdings and runoff are projected assuming reinvestments continue until Septem ber 30, 2017 using forward interest rates. CMBS Data from RSS as of July 13, 2015. Mortgage Bankers Originations from MBA Commercial/Multifamily Real Estate Forecast from February 1, 2016. Portfolio ($bn) 2016 2017 2018 2019 2020 Maturities ($bn) 2016 2017 2018 2019 2020 Maturities ($bn) 2016 2017 2018 2019 2020

Annaly’s Industry Leading Acquisition of Hatteras Financial Corp.  Largest Mortgage REIT to Mortgage REIT Transaction Ever, by Deal Value and Target Asset Value  Second Largest Transaction in the Entire REIT Sector Since the Financial Crisis, by Target Asset Value  Second Largest Specialty Finance Transaction Since the Financial Crisis, by Target Asset Value (1) Transaction Overview Management’s Strategic Rationale  On April 11, 2016, Annaly Capital Management, Inc. (NLY) announced the acquisition of Hatteras Financial Corp. (HTS) for $1.5 billion in cash and stock  Expands and Further Diversifies Annaly’s Investment Portfolio  Transaction Expected to be Accretive to Annaly Shareholders  11.2% premium to the closing price of HTS common stock ending April 8, 2016  Reinforces Annaly’s Stature as Industry Leader  Price reflects 0.85x multiple of estimated book value (“BV”) per share at February 29, 2016  Strong Liquidity Position  Transaction expected to close in the third quarter of 2016 Source: SNL Financial, Company Websites, Company Filings and Wells Fargo. (1) Excludes segment, portfolio or asset sales. Target assets exclude VIE assets. 7 Announced $1.5 Billion Acquisition of April 2016

Annaly Sum-of-the-Parts Capital Diversification Balancing the liquidity of the Agency strategies with the durability of multiple credit strategies Commercial Real Estate Residential Credit Middle Market Lending Agency 12% view  Idiosyncratic risk  rate assets Premiu Helps better manage Repo cost Note: Data as of March 31, 2016. Sector rank represents position in sector of Bloomberg mREIT Index for Agency, Commercial and Residential Credit. Middle Marketing lending rank represents S&P 500 BDC Index. 8 (1) (2) (3) (4) (5) Dedicated Capital is pro forma for Hatteras transaction. Sector ranking compares Annaly PF dedicated capital in the sector at March 31, 2016 to the market capitalization of the companies in each sector as of May 20, 2016. Includes loans held for sale. Includes financing of TBAs; excludes capital from HTS Preferred equity. HTS Agency financing includes repo agreements + payable for unsettled MBS. HTS Resi financing includes warehouse + securitization trust borrowings. Excludes securitized debt. Dedicated Capital (1) $9.7bn $1.6bn $1.0bn $0.6bn Sector Rank (2) #1 #5 #7 #16 % of Total Capital 75% (3) 8% 5% Financing $82.1bn (4) $0.9bn (5) $1.1bn (4) --Liquidity Very Liquid Low to Moderate Very Liquid Moderate Income Stability Fluctuates Fairly Stable Fluctuates Fairly Stable BV Impact Higher Low to Moderate Higher Low Benefits & Considerations  Very scalable  Deep, liquid market  FHLB as supplemental  funding s  Financing capacity with RCap  Stable EPS & BV  profile m market valuation  Longer lead time  Low correlation profile to Agency book  interest rate cycles  Positive housing fundamentals  Unique economic  Stable profile High carry, floating

Efficiency of Annaly's Operating Model

Annaly outperforms internally and externally managed mREITs

- Annaly has significantly outperformed its mREIT peers with respect to operating expenditures as a percentage of assets and as a percentage of equity
  - Annaly's average operating expense levels from 2012 to 2015 are **68% lower** as a percentage of average assets and **51% lower** as a percentage of average equity

OpEx as % of Avg Assets	2012	2013	2014	2015	Average
ANNALY	0.19%	0.22%	0.24%	0.25%	**0.23%**
Internal Management	0.54%	0.91%	0.87%	0.73%	**0.76%**
External Management	0.60%	0.59%	0.75%	0.79%	**0.68%**

OpEx as % of Avg Equity	2012	2013	2014	2015	Average
ANNALY	1.45%	1.66%	1.61%	1.58%	**1.58%**
Internal Management	2.72%	3.83%	4.13%	3.84%	**3.63%**
External Management	2.20%	2.88%	3.57%	3.75%	**3.10%**

Source: Company Filings, SNL and Bloomberg. Averages are market weighted based on market capitalization as of December 31st of each respective year, unless otherwise specified.
Note: Internally-Managed Peers and Externally-Managed Peers represent the respective internally- and externally-managed members of the BBREMTG Index with market capitalization above $200mm as of the corresponding year end. Excludes Annaly and companies during years in which they became public or first listed. Operating Expense is defined as: (i) for Internally-Managed Peers, the sum of compensation & benefits, general & administrative expenses and other operating expenses, and (ii) for Externally-Managed Peers, the sum of net management fees, compensation & benefits (if any), general & administrative expenses and other operating expenses.

9

Top Management Stock Purchases – "Ownership Culture"

Largest Annaly Management Purchases Since 2011

Filing Date	Holder	Shares Purchased (1)	Purchase Price Per Share (1)	Purchase Value
8/7/2015	Kevin G. Keyes - CEO and President; Director	300,000	$10.08	$3,024,000
8/21/2013	Wellington J. Denahan - Executive Chairman; Chairman of Board	181,818	$10.96	$1,993,631
5/13/2015	Wellington J. Denahan - Executive Chairman; Chairman of Board	198,216	$10.04	$1,991,017
5/9/2016	R. Nicholas Singh - Chief Legal Officer	135,600	$10.85	$1,471,260
8/11/2014	R. Nicholas Singh - Chief Legal Officer	122,784	$11.46	$1,407,105
11/15/2012	Kevin G. Keyes - CEO and President; Director	100,000	$13.90	$1,390,000
11/12/2013	Kevin G. Keyes - CEO and President; Director	100,000	$10.43	$1,043,000
8/24/2015	Wellington J. Denahan - Executive Chairman; Chairman of Board	100,000	$10.33	$1,033,000
8/14/2014	Wellington J. Denahan - Executive Chairman; Chairman of Board	86,837	$11.52	$1,000,362
11/12/2013	Wellington J. Denahan - Executive Chairman; Chairman of Board	93,000	$10.68	$993,240
8/9/2011	Kevin G. Keyes - CEO and President; Director	50,000	$17.13	$856,500
3/20/2015	Glenn A. Votek - Chief Financial Officer	25,000	$10.65	$266,250
8/18/2015	Glenn A. Votek - Chief Financial Officer	25,000	$10.36	$259,000

In addition, Annaly has initiated Employee Stock Ownership Guidelines

Source: SNL Financial and company filings as of May 20, 2016.
Note: Includes open market purchases of securities only. Not inclusive of purchases tied to options or awards granted.
(1) In instances where multiple transactions are disclosed in a single filing, share purchases are combined and weighted average price per share is shown.

10

Annaly vs. Other Yield Investments – Relative Valuation Annaly’s performance, leverage and yield profiles are superior to other yield asset classes, yet valuation still lags the other yield sectors Total Return Since 2014: 12.0x 12.0% 11.0% 10.0x 10.0x 10.0% 8.7x 8.0x 8.0% 7.2% 6.7x 5.6x 6.0x 6.0% 4.2x 3.7% 4.0x 4.0% 3.2x 2.76x 2.3% 2.3% 2.15x 2.1% 1.75x 1.70x 2.0x 2.0% 0.99x 0.94x 0.0x 0.0% NLY MLPs Utilities Asset Managers Banks S&P Total Return (1) Yield Leverage P/B Source: Bloomberg. MLPs represents the Alerian MLP Index. Utilities represents the Russell 3000 Utilities Index. Banks represents the KBW Bank Index. Asset Managers represents the S&P 500 Asset Management and Custody Bank Index. S&P represents the SPX Index. Note: Market Data as of May 20, 2016. Annaly leverage represents Q1 2016 pro forma economic leverage inclusive of the Hatteras transaction. Leverage for other yield investments represents financial leverage defined as average assets over average equity per Bloomberg. Yield represents market cap weighted indicated dividend yield. (1)Total Return represents the total return for the period beginning December 31, 2013 to May 20, 2016. 11 Leverage & Price to Book Yield (%) 16.8% 4.4% (0.3)% 28.2% (22.3)% 41.7%

Annaly's Accomplishments Over the Past 12 Months

Diversification Strategy	– Four Distinct Asset Classes Provide More Investment Options – Doubled Invested Capital in Credit to 25% Producing More Stable EPS and BV
Pending Hatteras Acquisition	– Anticipated to be the Largest mREIT Acquisition Ever – Expected to be Accretive to EPS and BV
Operating Efficiencies	– Expense Levels as a Percentage of Equity and Assets are 50% and 68% Lower Than the Industry(1)
Enhanced Disclosure	– Financial Detail on All Four Businesses and More Defined Operating Metrics
Improved Governance	– Lead Director, Clawbacks, Employee Stock Ownership Guidelines
Stock Repurchases	– Repurchased $217mm of Stock Since November 2015(2)
Outperformance	– LTM Total Return: NLY +21%; mREIT Index (-4%); S&P 500 Index (-2%)(3) – 443% Higher Return than S&P 500 since 1997

Source: Bloomberg and company filings as of Q1 2016, adjusted for bargain purchase gain based on March 31, 2016 valuation. "PF" indicates that the metric is Pro Forma for the Hatteras transaction.
(1) Represents average expense levels from 2012 to 2015 as a percentage of average equity and average assets versus mREIT peers.
(2) Repurchases as of April 28, 2016.
(3) Represents daily total return of Annaly against the Bloomberg mREIT Index (BBREMTG) and the S&P 500 from Annaly's last shareholder meeting (May 21, 2015) through May 20, 2016.

12

The Annaly Track Record Annaly has paid out $14.0 billion in dividends since inception 700% Dividends 600% 500% 400% 300% 200% 100% 0% (100%) Annaly S&P 500 Bloomberg mREIT Index MSCI US REIT Index S&P Financials Berkshire Hathaway Source: Company filings and Bloomberg. Weekly data from October 10, 1997 through May 20, 2016. MSCI US REIT Index performance data begins June 17, 2005. Percentages rounded to the nearest whole number. 13 PriceTotal AppreciationReturn Annaly(14%)657%643% Berkshire Hathaway 363% 0% 363% S&P 500 112% 88% 201% MSCI US REIT Index 37% 80% 117% Bloomberg mREIT Index (83%) 198% 115% S&P Financials 13% 53% 66%